EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUN -4 AM 11:07

02034519

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

24th May, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd May 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 24th May 2002, confirming that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 20th May 2002, held 23,703,457 shares, being 3.006% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

6/4

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/12

Company Announcements Office,
London Stock Exchange.

24th May, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 21st May 2002 and received on 24th May 2002, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 20th May 2002, held 23,703,457 shares, being 3.006% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUN -4 AM 11:07

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

23rd May, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st May 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 22nd May 2002 advising that certain awards made under the EMI Group Senior Executive Incentive Plan (SEIP) to, *inter alia*, Mr E. L. Nicoli and Mr M. N. Bandier, Executive Directors of the Company, had vested. It was further advised that certain other awards made under the SEIP to Mr E. L. Nicoli and Mr R. C. Faxon, Executive Directors of the Company, had lapsed.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/11

Company Announcements Office,
London Stock Exchange.

22nd May, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that:

(a) EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 22nd May 2002 (received by fax) that it awarded on 22nd May 2002 to two employees and six former employees, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan ("the SEIP") a total of 614,868 EMI Group plc Ordinary Shares of 14p each. Of this total, 65,000 Ordinary Shares were awarded to Mr Eric Luciano Nicoli and 350,000 Ordinary Shares were awarded to Mr Martin Neal Bandier, both being Executive Directors of the Company, and represented the release to them of restricted shares, the initial award of which has previously been reported under paragraph 16.13;

(b) in its letter, the Trustee of the EBT stated that it had withheld a total of 209,316 Ordinary Shares in respect of the tax liabilities arising from the awards. Of this total, 125,300 Ordinary Shares relate to the tax liabilities of Mr Bandier;

(c) as a result of these transactions, the interest of Mr Nicoli in up to 65,000 Ordinary Shares, and the interest of Mr Bandier in up to 350,000 Ordinary Shares arising from the SEIP was replaced by a beneficial interest in 65,000 and 224,700 Ordinary Shares respectively; and,

(d) following the release of the Company's audited results for the year ended 31st March 2002, performance awards and the related matching awards made under the SEIP in respect of the 1999 plan year have lapsed, due to the non-achievement of the related performance criteria, for the following Executive Directors:

EXECUTIVE DIRECTOR	PERFORMANCE AWARD	MATCHING AWARD
E L Nicoli	143,182	47,727
R C Faxon	86,306	28,768

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 4,860,443 all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,

C. P. ASHCROFT
Company Secretary